Exhibit 21.1

Subsidiary	Percent Ownership	Jurisdiction of Formation
CNX Midstream Operating Company LLC	100%	Delaware
CNX Midstream DevCo I GP LLC	100%	Delaware
CNX Midstream DevCo I LP	100%	Delaware
CNX Midstream DevCo II GP LLC	100%	Delaware
CNX Midstream DevCo II LP	5%	Delaware
CNX Midstream DevCo III GP LLC	100%	Delaware
CNX Midstream DevCo III LP	5%	Delaware